TERRA INDUSTRIES INC.
EMPLOYEES' SAVINGS AND
INVESTMENT PLAN

Form 11-K for the Years Ended
December 31, 1997 and 1996

                                 UNITED STATES

                       SECURITIES AND EXCHANGE COMMISSION

                             Washington, D.C. 20549

                                   FORM 11-K

(Mark One)

[X] ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934 (FEE REQUIRED)

                      For the Year Ended December 31, 1997

                                       OR

[ ] TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934 (NO FEE REQUIRED)

       For the Transition Period From              to

          Commission File Number 1-8520

A. Full title of the Plan and the address of the Plan, if different from that of the issuer named below:

     TERRA INDUSTRIES INC. EMPLOYEES' SAVINGS AND INVESTMENT PLAN

B. Name of issuer of the securities held pursuant to the Plan and the address of its principal executive office:


                             TERRA INDUSTRIES INC.
                                 TERRA CENTRE
                               600 FOURTH STREET
                                 P.O. BOX 6000
                          SIOUX CITY, IOWA 51102-6000

                              REQUIRED INFORMATION

Plan financial statements and schedules are prepared in accordance with the financial reporting requirements of ERISA and are included therein as listed in the table of contents below.

Table of Contents
-----------------

     (a) Financial Statements                                        Pages
     ------------------------                                        -----
          Independent Auditors' Report                                 3
          Statements of Net Assets Available for Benefits at
           December 31, 1997 and 1996                                 4-5
          Statements of Changes in Net Assets Available for
           Benefits for the Years Ended December 31, 1997 and 1996    6-7
          Notes to Financial Statements                               8-12

     (b) Supplemental Schedules
     --------------------------

          Schedule of Assets Held for Investment Purposes              13
          Schedule of Reportable Transactions                          14

     (c) Exhibits
     ------------

          Exhibit E - Independent Auditors' Consent                    15


Schedules not filed herewith are omitted because of the absence of the conditions under which they are required.

INDEPENDENT AUDITORS' REPORT

To the Participants and
Administrator of the
Terra Industries Inc.
Employees' Savings and Investment Plan

We have audited the accompanying statements of net assets available for benefits of the Terra Industries Inc. Employees' Savings and Investment Plan as of December 31, 1997 and 1996, and the related statements of changes in net assets available for benefits for the years then ended. These financial statements are the responsibility of the Plan's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, such financial statements present fairly, in all material respects, the net assets available for benefits of the Terra Industries Inc. Employees' Savings and Investment Plan as of December 31, 1997 and 1996, and the changes in net assets available for benefits for the years then ended in conformity with generally accepted accounting principles.

Our audits were conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental schedules of (1) assets held for investment purposes as of December 31, 1997, and (2) reportable transactions for the year ended December 31, 1997, are presented for purposes of additional analysis and are not a required part of the basic financial statements, but are supplementary information required by the Department of Labor is Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. The supplemental information by fund in the statements of net assets available for benefits and the statements of changes in net assets available for benefits is presented for the purpose of additional analysis rather than to present the net assets available for benefits and changes in net assets available for benefits of the individual funds. The supplemental schedules and supplemental information by fund is the responsibility of the Plan's management. Such supplemental schedules and supplemental information by fund have been subjected to the auditing procedures applied in our audits of the basic financial statements and, in our opinion, are fairly stated in all material respects when considered in relation to the basic financial statements taken as a whole.

DELOITTE & TOUCHE LLP

Omaha, Nebraska
April 24, 1998

TERRA INDUSTRIES INC.
EMPLOYEES' SAVINGS AND INVESTMENT PLAN

STATEMENT OF NET ASSETS AVAILABLE FOR BENEFITS
DECEMBER 31, 1997




                                      Employer
                                      Directed       Terra
                                       Terra      Industries
                                     Industries      Inc.
                                        Inc.       Voluntary     Putnam      Putnam          Putnam           Putnam
                                       Common       Common      Growth &     Income            New            Money
                                       Stock         Stock       Income       Fund        Opportunities       Market
                                        Fund         Fund         Fund                        Fund             Fund
ASSETS:
Investments, at fair value:
  Terra Industries Inc.
    Common Stock                    $26,931,358    $5,587,962 $         -    $        -     $         -      $        -
  Putnam Fund for Growth
    and Income                                -             -  16,143,082                             -               -
  Putnam Income Fund                          -             -           -     4,163,301                               -
  Putnam New Opportunities
    Fund                                      -             -           -             -      10,044,027               -
  Putnam Money Market Fund                    -             -           -             -               -       6,522,779
  Putnam International Growth
    Fund                                      -             -           -             -               -               -
  Putnam Asset Allocation -
    Growth Portfolio                          -             -           -             -               -               -
  Putnam Asset Allocation -
    Balanced Portfolio                        -             -           -             -               -
  Putnam Asset Allocation -
    Conservative Portfolio                    -             -           -             -               -
  Putnam Voyager Fund                         -             -           -             -               -               -
  Loans to participants                       -             -           -             -               -

       Total investments             26,931,358     5,587,962  16,143,082     4,163,301      10,044,027       6,522,779

Employer contributions
  receivable                            141,209             -           -             -               -               -

Participant contributions
  receivable                                  -        27,721      20,161        17,641          70,563          15,121

Receivable - securities sold                  -        62,542           -             -               -               -
       Total assets                  27,072,567     5,678,225  16,163,243     4,180,942      10,114,590       6,537,900

LIABILITIES:
  Payable - securities                        -        18,956           -             -               -               -
    purchased

Net assets available for
  benefits                          $27,072,567    $5,659,269 $16,163,243    $4,180,942     $10,114,590      $6,537,900

See notes to financial statements.

-------------------------------------------------------------------------------

                       Supplemental Information by Fund
-------------------------------------------------------------------------------

                             Participant Directed
-------------------------------------------------------------------------------

                                                    Putnam
        Putnam         Putnam         Putnam          AA
     International       AA             AA         Conserv-       Putnam
        Growth         Growth        Balanced       ative         Voyager      Participant
         Fund           Fund           Fund          Fund          Fund          Loans            Total
      $    -         $    -         $    -        $    -        $     -        $    -         $ 32,519,320

           -              -              -             -              -             -           16,143,082
           -              -              -             -              -             -            4,163,301

           -              -              -             -              -             -           10,044,027
           -              -              -             -              -             -            6,522,779

       2,675,251          -              -             -              -             -            2,675,251
                                                                                                     -
           -          2,196,170          -             -              -             -            2,196,170
                                                                                                     -
           -              -          1,425,041         -              -             -            1,425,041

           -              -              -         698,683            -             -              698,683
           -              -              -             -         26,896,589         -           26,896,589
           -              -              -             -              -         3,863,754        3,863,754
      ----------     ----------     ----------    --------      -----------    ----------     ------------
       2,675,251      2,196,170      1,425,041     698,683       26,896,589     3,863,754      107,147,997

           -              -              -             -              -             -              141,209
          57,962          -              -             -             42,842         -              252,011
           -              -              -             -              -             -               62,542
      ----------     ----------     ----------    --------      -----------    ----------     ------------
       2,733,213      2,196,170      1,425,041     698,683       26,939,431     3,863,754      107,603,759
      ----------     ----------     ----------    --------      -----------    ----------     ------------

           -              -              -             -              -             -               18,956
      ----------     ----------     ----------    --------      -----------    ----------     ------------

      $2,733,213     $2,196,170     $1,425,041    $698,683      $26,939,431    $3,863,754     $107,584,803
      ==========     ==========     ==========    ========      ===========    ==========     ============

TERRA INDUSTRIES INC.
EMPLOYEES' SAVINGS AND INVESTMENT PLAN

STATEMENT OF NET ASSETS AVAILABLE FOR BENEFITS
DECEMBER 31, 1996

                                      Employer
                                      Directed
                                                       Terra
                                       Terra         Industries
                                     Industries         Inc.
                                        Inc.         Voluntary      Putnam                     Putnam        Putnam
                                       Common         Common       Growth &      Putnam         New          Money
                                       Stock           Stock        Income       Income     Opportunities    Market
                                       Fund            Fund          Fund         Fund          Fund          Fund
ASSETS:
 Investments, at fair value:
  Terra Industries Inc.
   Common Stock                     $27,175,208     $5,182,742   $     -       $    -        $    -       $    -
  Putnam Fund for Growth
   and Income                             -              -        11,200,356        -             -            -
  Putnam Income Fund                      -              -             -        3,852,029         -            -
  Putnam New Opportunities
   Fund                                   -              -             -            -         7,149,056        -
  Putnam Money Market Fund                -              -             -            -             -        5,177,084
  Putnam International Growth
   Fund                                   -              -             -            -             -            -
  Putnam Asset Allocation -
   Growth Portfolio                       -              -             -            -             -            -
  Putnam Asset Allocation -
   Balanced Portfolio                     -              -             -            -             -            -
  Putnam Asset Allocation -
   Conservative Portfolio                 -              -             -            -             -            -
  Putnam Voyager Fund                     -              -             -            -             -            -
  Loans to participants                   -              -             -            -             -            -
     Total investments               27,175,208      5,182,742    11,200,356    3,852,029     7,149,056    5,177,084

Employer contributions
  receivable                            108,026          -             -            -             -            -
Participant contributions
  receivable                               -            24,148        17,562       15,367        61,468       13,172
Receivable - securities
  sold                                     -           726,795         -            -             -            -
     Total assets                    27,283,234      5,933,685    11,217,918    3,867,396     7,210,524    5,190,256

LIABILITIES:
 Accrued administrative
  expenses                                 -               651         1,234          420           786          570
 Payable - securities                   181,766           -            -            -              -            -
  purchased
     Total liabilities                  181,766            651         1,234          420           786          570

Net assets available for
 benefits                           $27,101,468     $5,933,034   $11,216,684   $3,866,976    $7,209,738   $5,189,686

See notes to financial statements.

-----------------------------------------------------------------------------------------------------
          Supplemental Information by Fund
-------------------------------------------------------------------------------------------
                Participant Directed
-------------------------------------------------------------------------------------------

   Putnam          Putnam       Putnam        Putnam
International        AA           AA            AA           Putnam
   Growth          Growth      Balanced    Conservative      Voyager       Participant
    Fund            Fund         Fund          Fund           Fund            Loans          Total

 $      --       $      --     $    --       $    --       $       --      $      --      $32,357,950
        --              --          --            --               --             --       11,200,356
        --              --          --            --               --             --        3,852,029
        --              --          --            --               --             --        7,149,056
        --              --          --            --               --             --        5,177,084
  1,545,185             --          --            --               --             --        1,545,185
        --        1,325,313         --            --               --             --        1,325,313
        --              --      659,142           --               --             --          659,142
        --              --          --        281,753              --             --          281,753
        --              --          --            --        24,544,054            --       24,544,054
        --              --          --            --               --       3,282,504       3,282,504
 ----------      ----------    --------      --------      -----------     ----------     -----------
  1,545,185       1,325,313     659,142       281,753       24,544,054      3,282,504      91,374,426
        --              --          --            --               --             --          108,026
     50,492             --          --            --            37,320            --          219,529
        --              --          --            --               --             --          726,795
 ----------      ----------    --------      --------      -----------     ----------     -----------
  1,595,677       1,325,313     659,142       281,753       24,581,374      3,282,504      92,428,776
 ----------      ----------    --------      --------      -----------     ----------     -----------
        170             149          75            27            2,698            --            6,780
        --              --          --            --               --             --          181,766
 ----------      ----------    --------      --------      -----------     ----------     -----------
        170             149          75            27            2,698            --          188,546
 ----------      ----------    --------      --------      -----------     ----------     -----------

 $1,595,507      $1,325,164    $659,067      $281,726      $24,578,676     $3,282,504     $92,240,230
 ==========      ==========    ========      ========      ===========     ==========     ===========


TERRA INDUSTRIES INC.
EMPLOYEES' SAVINGS AND INVESTMENT PLAN

STATEMENT OF CHANGES IN NET ASSETS AVAILABLE FOR BENEFITS
FOR THE YEAR ENDED DECEMBER 31, 1997
-------------------------------------------------------------------------------------------------------------------------
                                   --------------------------------------------------------------------------------------
                                   Employer
                                   Directed
                                   --------------------------------------------------------------------------------------
                                                     Terra
                                     Terra        Industries
                                  Industries         Inc.
                                     Inc.          Voluntary        Putnam                       Putnam           Putnam
                                    Common          Common         Growth &       Putnam           New            Money
                                     Stock           Stock         Income         Income      Opportunities       Market
                                     Fund            Fund          Fund            Fund           Fund             Fund
Additions to net assets
 attributed to:
  Investment income (loss):
   Dividend, interest, and
    other income                  $   349,696     $   74,907     $ 2,114,763    $  259,416    $   216,733       $  321,005
   Net appreciation
    (depreciation) in fair
    value of investments           (3,081,128)      (512,418)        979,189        55,447      1,429,352              593
     Total investment
      income (loss)                (2,731,432)      (437,511)      3,093,952       314,863      1,646,085          321,598

Employer contributions              4,585,387              -               -             -              -                -
Participant contributions                  -         703,586       1,780,537       468,906      2,157,095          369,706
     Total additions                1,853,955        266,075       4,874,489       783,769      3,803,180          691,304

Deductions from net assets
 attributed to:
  Benefit payments                  1,687,008        309,158       1,512,050       233,118        387,421          783,109
  Administrative expenses               5,709         19,489          14,623         3,187          7,453            7,151

     Total deductions               1,692,717        328,647       1,526,673       236,305        394,874          790,260

Net increase (decrease) prior to
 interfund transfers/net loans        161,238        (62,572)      3,347,816       547,464      3,408,306          (98,956)

Interfund transfers/net loans        (190,139)      (211,193)      1,598,752      (233,498)      (503,454)       1,447,170

Net increase (decrease)               (28,901)      (273,765)      4,946,568       313,966      2,904,852        1,348,214

Assets available for benefits:
 Beginning of year                 27,101,468      5,933,034      11,216,684     3,866,976      7,209,738        5,189,686

 End of year                      $27,072,567     $5,659,269     $16,163,243    $4,180,942    $10,114,590       $6,537,900

See notes to financial statements.

-------------------------------------------------------------------------------------------------------------------------------
Supplemental Information by Fund
-------------------------------------------------------------------------------------------------------------
         Participant Directed
-------------------------------------------------------------------------------------------------------------
           Putnam              Putnam          Putnam           Putnam
        International            AA              AA               AA               Putnam
           Growth              Growth         Balanced       Conservative         Voyager         Participant
            Fund                Fund            Fund             Fund               Fund             Loans            Total
          $  157,221         $  157,770      $  119,964         $ 43,436         $ 1,601,778       $  359,810       $  5,776,499

             194,314            146,067          54,533            7,562           3,972,341                -          3,245,852

             351,535            303,837         174,497           50,998           5,574,119          359,810          9,022,351

                  -                  -               -                -                   -                -           4,585,387
             532,854            445,167         191,396           71,150           2,646,975               -           9,367,372
             884,389            749,004         365,893          122,148           8,221,094          359,810         22,975,110


             139,542            148,764          13,461            1,327           2,020,384          309,740          7,545,082
               2,198              1,798           1,056              426              22,356               -              85,455
             141,740            150,562          14,517            1,753           2,042,740          309,740          7,630,537

             742,649            598,442         351,376          120,395           6,178,354           50,070         15,344,573

             395,057            272,564         414,598          296,562          (3,817,599)         531,180                 -

           1,137,706            871,006         765,974          416,957           2,360,755          581,250         15,344,573

           1,595,507          1,325,164         659,067          281,726          24,578,676        3,282,504         92,240,230

          $2,733,213         $2,196,170      $1,425,041         $698,683         $26,939,431       $3,863,754       $107,584,803


TERRA INDUSTRIES INC.
EMPLOYEES' SAVINGS AND INVESTMENT PLAN

STATEMENT OF CHANGES IN NET ASSETS AVAILABLE FOR BENEFITS
FOR THE YEAR ENDED DECEMBER 31, 1996

                                      Employer
                                      Directed
                                                       Terra
                                       Terra         Industries
                                     Industries         Inc.
                                        Inc.         Voluntary                                                U.S.
                                       Common         Common        Equity                                   Money
                                       Stock           Stock        Income   Intermediate      Stock         Market
                                       Fund            Fund          Fund         Fund          Fund          Fund

Additions to net assets
 attributed to:
  Investment income (loss):
   Dividend, interest, and
    other income                $   261,179     $    66,762  $   105,612   $   196,025    $   649,272   $  132,592
   Net appreciation
    (depreciation) in fair
    value of investments          1,402,944         184,017    1,063,070      (257,318)       109,022           -

     Total investment
      income (loss)               1,664,123         250,779    1,168,682       (61,293)       758,294      132,592

Employer contributions            3,665,799              -            -             -              -            -
Participant contributions                -          919,711    1,071,165       606,048      2,091,030      437,905

     Total additions              5,329,922       1,170,490    2,239,847       544,755      2,849,324      570,497

Deductions from net assets
 attributed to:
  Benefit payments                1,277,288         179,962      688,776       199,045      1,178,565      239,520
  Administrative expenses                -           13,447       21,599        11,824         38,674        7,988
     Total deductions             1,277,288         193,409      710,375       210,869      1,217,239      247,508

Net increase (decrease)
 prior to interfund
 transfers/net loans              4,052,634         977,081    1,529,472       333,886      1,632,085      322,989

Interfund transfers/
 net loans                          (43,927)     (1,321,501) (10,531,893)   (4,791,564)   (18,380,873)  (3,963,292)

Net increase (decrease)           4,008,707        (344,420)  (9,002,421)   (4,457,678)   (16,748,788)  (3,640,303)

Assets available for
 benefits:
 Beginning of year               23,092,761       6,277,454    9,002,421     4,457,678     16,748,788    3,640,303

 End of year                    $27,101,468     $ 5,933,034  $        -    $        -     $        -    $      -

See notes to financial statements.


                                                                                     Supplemental Information

                                                                                    Participant Directed

                                          Putnam                     Putnam            Putnam        Putnam
                                          Growth &      Putnam         New              Money      International
                GIC         Windsor        Income       Income     Opportunities        Market        Growth
               Fund          Fund           Fund         Fund          Fund              Fund          Fund

          $     9,212   $    143,972    $   762,642   $   83,663     $   53,560      $   71,773    $   20,292

              124,366      1,215,899        165,318       70,991       (266,459)             -        (10,177)
          -----------   ------------    -----------   ----------     ----------      ----------    ----------
              133,578      1,359,871        927,960      154,654       (212,899)         71,773        10,115

                   -              -              -            -              -               -             -

              367,375      1,328,392        374,195      162,295        301,688         168,697        86,136
              500,953      2,688,263      1,302,155      316,949         88,789         240,470        96,251


              179,656        354,222        130,517       85,153         20,934          30,504           105
                5,705         24,173          1,302          482            842             636           170
              185,361        378,395        131,819       85,635         21,776          31,140           275


              315,592      2,309,868      1,170,336      231,314         67,013         209,330        95,976


           (3,591,669)   (11,230,983)    10,046,348    3,635,662      7,142,725       4,980,356     1,499,531


           (3,276,077)    (8,921,115)    11,216,684    3,866,976      7,209,738       5,189,686     1,595,507


            3,276,077      8,921,115             -            -              -               -             -


          $        -    $         -     $11,216,684   $3,866,976     $7,209,738      $5,189,686    $1,595,507


------------------------------------------------------------------------------------------------------------------------------


                              by Fund
--------------------------------------------------------------------------------------------------------------

--------------------------------------------------------------------------------------------------------------

                               Putnam        Putnam          Putnam
                                 AA            AA              AA            Putnam
                               Growth       Balanced      Conservative       Voyager        Participant
                                Fund          Fund            Fund            Fund             Loans            Total
                            $   64,617      $ 35,771        $ 12,670       $ 1,542,405       $  297,869      $ 4,509,888


                               (66,880)      (35,769)        (12,375)       (1,887,852)               -        1,798,797
                            ----------      --------        --------       -----------       ----------      -----------

                                (2,263)            2             295          (345,447)         297,869        6,308,685

                                     -             -               -                 -                -        3,665,799
                                32,455        11,469           2,846           800,518                -        8,761,925
                            ----------      --------        --------       -----------       ----------      -----------
                                30,192        11,471           3,141           455,071          297,869       18,736,409
                            ----------      --------        --------       -----------       ----------      -----------

                                     5         3,932             397           227,975          122,598        4,919,154
                                   171            75              27             2,968                5          130,088
                            ----------      --------        --------       -----------       ----------      -----------
                                   176         4,007             424           230,943          122,603        5,049,242
                            ----------      --------        --------       -----------       ----------      -----------

                                30,016         7,464           2,717           224,128          175,266       13,687,167

                             1,295,148       651,603         279,009        24,354,548          (29,228)               -
                            ----------      --------        --------       -----------       ----------      -----------

                             1,325,164       659,067         281,726        24,578,676          146,038       13,687,167


                                     -             -               -                 -        3,136,466       78,553,063
                            ----------      --------        --------       -----------       ----------      -----------

                            $1,325,164      $659,067        $281,726       $24,578,676       $3,282,504      $92,240,230
                            ==========      ========        ========       ===========       ==========      ===========


TERRA INDUSTRIES INC.
EMPLOYEES' SAVINGS AND INVESTMENT PLAN

NOTES TO FINANCIAL STATEMENTS
FOR THE YEARS ENDED DECEMBER 31, 1997 AND 1996
--------------------------------------------------------------------------------

A. DESCRIPTION OF PLAN

   The following brief description of the Terra Industries Inc. Employees' Savings and Investment Plan (the Plan) is provided for general information only. Participants should refer to the Plan Document for more complete information.

   General - The Plan, established as of January 1, 1984, is a defined contribution plan covering eligible employees of Terra Industries Inc. and eligible subsidiaries and affiliates (collectively, the Company). The Plan is subject to the Employee Retirement Income Security Act of 1974 (ERISA) and is administered by the Employee Benefit Committee (the Committee) of the Company. The assets of the Plan are held by Putnam Investments (Chase Manhattan Bank, N.A., through September 30, 1996), the trustee of the Plan. Certain Plan investments are funds managed by the trustee of the Plan and, therefore, qualify as party-in-interest.

   Participation - All full-time active employees of the Company are eligible for Plan participation on the first day of the month following the date their employment commenced. In addition, part time or temporary employees with at least one year of service and 1,000 hours are eligible for participation. Participation in the Plan is voluntary.

   Participants' Accounts - Each participant's account is credited with the participant's contributions, the employer's matching contributions and an allocation of fund earnings. A participant's benefit is limited to the amount that can be provided from the participant's account, subject to the applicable vesting requirements.

   Contributions - Participants earning $80,000 or less annually in 1997 and $66,000 or less annually in 1996, could elect to contribute up to 15% of annual compensation (10% of their annual compensation through November 1996) on a pretax basis and 10% on an after-tax basis. The maximum combined deferral on a pretax and after-tax basis is 20%. Participants earning more than $80,000 and $66,000 in 1997 and 1996, respectively, could contribute up to 8% and 6%, respectively, of their annual compensation on a combined pretax and after-tax basis.

   The maximum participant pretax contribution was $10,000 and $9,500 in 1997 and 1996, respectively.

   Participants may elect to invest their contributions in one or more of the ten available participant directed investment options.

   Employer - The Company contributes an amount determined by its Board of Directors, equal to 100% of the participant's contributions up to 3% of their annual compensation, and 50% up to an additional 3% of annual compensation in 1997 and 1996. Beginning October 1, 1997, the Company increased its contribution on the second 3% of annual compensation from 50% to 60%. The contributions made by the Company must be invested in the Terra Industries Inc. Common Stock Fund. The Company may elect to make an additional contribution, subject to certain limitations as defined in the Plan, in such amount as its Board of Directors shall determine. No such additional contributions were made in 1997 or 1996. Employer contributions are reduced by the amount of any participant forfeitures during the period. Participant forfeitures totaled $198,930 and $127,643 in 1997 and 1996, respectively.

   Maximum Contributions Per Participant - The sum of a participant's contribution and employer matching contribution cannot exceed the lesser of $30,000 or 25% of net compensation of the participant. Net compensation is defined as total participant compensation less any pretax contributions made by the participant. Eligible compensation was limited to $160,000 and $150,000 in 1997 and 1996, respectively.

   Vesting - Participants are immediately fully vested in their contributions and earnings on their voluntary contributions. Employer contributions vest at a rate of 20% per year, until fully vested after five years of service.

   Participant Loans - Participants may borrow from their individual contribution accounts subject to maximum limitations as defined in the Plan. Loan transactions are treated as a transfer to (from) the investment fund from (to) the Participant Loan fund. Loan terms range from one to five years or up to thirty years for the purchase of a primary residence. The loans are secured by the balance in the participant's account and bear interest at a reasonable rate based on the published prime rate. Interest rates range from 5.5% to 14%. Principal and interest is paid ratably through monthly payroll deductions.

   Benefits - Participants or their beneficiaries are eligible to receive the value of their vested account balance upon the occurrence of one of the following: early or normal retirement; termination of employment; death or total disability.

   Use of Estimates - The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets, liabilities, and changes therein, and disclosure of contingent assets and liabilities. Actual results could differ from those estimates.

B. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

   Valuation of Investments - Investments, except for loans to participants, are reported at fair value, which is determined, in the case of Terra Industries Inc.'s Common Stock, from the latest available market quotations and, in the case of investments in mutual funds, at quoted net asset value. Money market funds are reported at fair value as determined by the issuer and common funds are valued at the unit value as reported by the fund. Participant loans are valued at cost which approximates fair value. In accordance with the policy of stating investments at fair value, the net change in realized and unrealized appreciation or depreciation in fair value is included in income from investments, which is reflected in the statement of changes in net assets available for benefits. Dividend income is recorded on the ex-dividend date. Investment transactions are recognized on a trade date basis.

   The Plan has investments in eleven funds. The net assets and net investment income of the funds are allocated to the participants in the Plan based upon each participant's participation relative to the total participation in each of the eleven investment funds. At the close of business on September 30, 1996, all investment fund options were changed, except for the Terra Industries Inc. Common Stock Fund and Terra Industries Inc. Voluntary Common Stock Fund, and assets were transferred to Putnam Investments. A summary description of each investment fund follows:

      Terra Industries Inc. Common Stock Fund (Employer Directed) - A fund invested primarily in Terra Industries Inc. Common Stock which is limited to employer contributions only.

   Terra Industries Inc. Voluntary Common Stock Fund (Participant Directed) - A fund invested primarily in Terra Industries Inc. Common Stock.

   Putnam Growth and Income Fund (Participant Directed) - A fund invested in shares of Putnam Fund for Growth and Income, which is comprised primarily of common stocks that offer potential for capital growth, current income, or both.

   Putnam Income Fund (Participant Directed) - A fund invested in shares of Putnam Income Fund, which is comprised primarily of debt securities, including both government and corporate obligations, preferred stocks and dividend-paying common stocks.

   Putnam New Opportunities Fund (Participant Directed) - A fund invested in shares of Putnam New Opportunities Fund, which is comprised principally of common stocks of companies in sectors of the economy which Putnam Management believes possess above-average long-term growth potential.

   Putnam Money Market Fund (Participant Directed) - A fund invested in shares of Putnam Money Market Fund, which is comprised principally of high-quality money market instruments and seeks as high a rate of current income as Putnam Management believes is consistent with preservation of capital and maintenance of liquidity.

   Putnam International Growth Fund (Participant Directed) - A fund invested in shares of Putnam International Growth Fund, which is comprised primarily of equity securities of companies located in a country other than the United States.

   Putnam AA Growth Fund (Participant Directed) - A fund invested in shares of Putnam Asset Allocation: Growth Portfolio, which seeks capital appreciation and is comprised 65% to 95% of equity securities and 5% to 35% of fixed income securities.

   Putnam AA Balanced Fund (Participant Directed) - A fund invested in shares of Putnam Asset Allocation: Balanced Portfolio, which is comprised 50% to 75% of equity securities and 25% to 50% of fixed income securities.

   Putnam AA Conservative Fund (Participant Directed) - A fund invested in shares of Putnam Asset Allocation: Conservative Portfolio, which is comprised 25% to 45% of equity securities and 55% to 75% of fixed income securities.

   Putnam Voyager Fund (Participant Directed) - A fund invested in shares of Putnam Voyager Fund, which is comprised primarily of common stocks of companies which Putnam Management believes have potential for capital appreciation which is significantly greater than that of market averages.

   Through September 30, 1996, the Plan had the following investment fund options in addition to the Terra Industries Inc. Common Stock Fund and Terra Industries Inc. Voluntary Common Stock Fund:

   Equity Income Fund (Participant Directed) - A fund invested primarily in shares of Vista Growth and Income Fund, which is comprised primarily of income producing equity securities and securities convertible into such equity securities.

   Intermediate Fund (Participant Directed) - A fund invested primarily in shares of Vista U.S. Government Income Fund, which is comprised primarily of debt obligations backed by the full faith and credit of the U.S. Government.

   Stock Fund (Participant Directed) - A fund invested primarily in shares of Fidelity Magellan Fund, which is comprised primarily of common stocks and which seeks long-term capital appreciation.

   Money Market Fund (Participant Directed) - A fund invested primarily in shares of Vista U.S. Government Money Market Fund so as to preserve capital and maintain a high degree of liquidity.

   GIC Fund (Participant Directed) - A fund invested primarily in shares of BancOklahoma Guaranteed Investment Contract Fund so as to provide current income while maintaining a stable market valuation.

   Windsor Fund (Participant Directed) - A fund invested primarily in shares of Vanguard Windsor Fund, a fund invested principally in income producing equity securities.

   Benefits Payable - The Plan's policy is to record benefit payments upon distribution of balances to participants. There were no benefits payable as of December 31, 1997 and 1996.

   Administrative Expenses - Administrative expenses are comprised of charges relating to routine services provided by the Plan's trustee and recordkeeping agent and fees associated with the annual audit of the Plan's financial statements. Administrative expenses are allocated to the investment funds, other than the Terra Industries Inc. Employer Directed Common Stock Fund, based upon the fair value of each fund's investment relative to the total fair value of all investment funds to which expenses are allocated.

C. INVESTMENTS

   The fair value of the Plan's investments, other than loans to participants are presented in the following tables. Investments that represent five percent or more of the Plan's net assets are separately identified.


                                                                             December 31, 1997
                                                                 -------------------------------------
                                                                      Number of
                                                                      Shares or
                                                                      Principal
                                                                       Amount              Fair Value
                                                                 -----------------       -------------
Investments, at Fair Value as Determined by
  Quoted Market Price:
    Terra Industries Inc. Common Stock                                   2,489,019        $ 32,519,320
    Putnam Growth and Income Fund                                          826,156          16,143,082
    Putnam Income Fund                                                     585,556           4,163,301
    Putnam New Opportunities Fund                                          206,455          10,044,027
    Putnam Money Market Fund                                             6,522,779           6,522,779
    Putnam International Growth Fund                                       160,483           2,675,251
    Putnam Asset Allocation - Growth Portfolio                             178,116           2,196,170
    Putnam Asset Allocation - Balanced Portfolio                           128,036           1,425,041
    Putnam Asset Allocation - Conservative Portfolio                        70,079             698,683
    Putnam Voyager Fund                                                  1,411,894          26,896,589
                                                                                          ------------
                                                                                          $103,284,243
                                                                                          ============

                                                                              December 31, 1996
                                                                         ---------------------------
                                                                         Number of
                                                                         Shares or
                                                                         Principal
                                                                          Amount          Fair Value
                                                                         ---------        -----------
Investments, at Fair Value as Determined by
  Quoted Market Price:
    Terra Industries Inc. Common Stock                                   2,230,710        $32,357,950
    Putnam Growth and Income Fund                                          621,551         11,200,356
    Putnam Income Fund                                                     549,505          3,852,029
    Putnam New Opportunities Fund                                          175,955          7,149,056
    Putnam Money Market Fund                                             5,177,084          5,177,084
    Putnam International Growth Fund                                       102,807          1,545,185
    Putnam Asset Allocation - Growth Portfolio                             118,015          1,325,313
    Putnam Asset Allocation - Balanced Portfolio                            62,835            659,142
    Putnam Asset Allocation - Conservative Portfolio                        29,411            281,753
    Putnam Voyager Fund                                                  1,522,584         24,544,054
                                                                                          -----------
                                                                                          $88,091,922
                                                                                          ===========

D. PLAN TERMINATION

   Although it has expressed no intent to do so, the Company specifically reserves the right to amend or terminate the Plan or to discontinue contributions at any time. Upon termination, a participant's entire account will become fully vested and the assets shall be administered in the manner provided for in the Plan.

E. FEDERAL INCOME TAX STATUS

   The Plan obtained its latest determination letter dated November 21, 1995, in which the Internal Revenue Service stated that the Plan, as amended March 9, 1995, was in compliance with the applicable requirements of the Internal Revenue Code. The Plan has been amended since receiving the determination letter. However, the Plan administrator believes that the Plan is currently designed and is being operated in compliance with the applicable requirements of the Internal Revenue Code. Therefore, they believe that the Plan was qualified and the related trust was tax exempt as of the financial statement date. Therefore, no provision for income taxes has been included in the Plan's financial statements.

   Plan income, participant pretax contributions and employer contributions represent taxable income to the participating employees at the time of distribution in accordance with IRS regulations currently in effect.

F. RELATED PARTY TRANSACTIONS

   Plan investments include 2,489,019 and 2,230,710 shares of Terra Industries Inc. Common Stock with a fair market value of $32,519,320 and $32,357,950 at December 31, 1997 and 1996, respectively. Terra Industries Inc. is the Plan sponsor and therefore, these transactions qualify as related party transactions.

   Certain Plan investments are shares of mutual funds managed by Putnam Investments. Putnam Investments is the trustee as designated by the Plan and, therefore, these transactions qualify as related party transactions.

TERRA INDUSTRIES INC.
EMPLOYEES' SAVINGS AND INVESTMENT PLAN


PN 333
EIN #52-1145429

ITEM 27a - SCHEDULE OF ASSETS HELD FOR INVESTMENT PURPOSES
DECEMBER 31, 1997
--------------------------------------------------------------------------------------------------------------
Column B                                          Column C                   Column D            Column E
                                          Description of investment
Identity of issue,                       including collateral, rate
borrower, lessor or                      of interest, maturity date,                             Current
similar party                               par or maturity value              Cost               Value

Common Stock:

*Terra Industries Inc.                2,489,019 shares                         $21,751,695         $32,519,320

Mutual Funds:

*Putnam Growth and Income
    Fund                              826,156 shares                            15,489,571          16,143,082

*Putnam Income Fund                   585,556 shares                             4,079,694           4,163,301

*Putnam New Opportunities Fund        206,455 shares                             8,891,107          10,044,027

*Putnam Money Market Fund             6,522,779 shares                           6,522,779           6,522,779

*Putnam International Growth Fund     160,483 shares                             2,551,061           2,675,251

*Putnam Asset Allocation -
    Growth Portfolio                  178,116 shares                             2,138,504           2,196,170

*Putnam Asset Allocation -
    Balanced Portfolio                128,036 shares                             1,415,130           1,425,041

*Putnam Asset Allocation -
    Conservative Portfolio            70,079 shares                                704,598             698,683

*Putnam Voyager Fund                  1,411,894 shares                          24,785,376          26,896,589

Other Investments:

*Loans to Participants                Principal balance of $3,863,754
                                      bearing interest rates ranging
                                      from 5.5% to 14% and maturing
                                      from January 1998 to August
                                      2027                                                           3,863,754
                                                                                                   ------------
                                                                                                   $107,147,997
                                                                                                   ============

* Party-In-Interest

TERRA INDUSTRIES INC.

EMPLOYEES' SAVINGS AND INVESTMENT PLAN

PN 333
EIN #52-1145429

ITEM 27d - SCHEDULE OF REPORTABLE TRANSACTIONS
FOR THE YEAR ENDED DECEMBER 31, 1997


Series of Transactions When Aggregated Involving an
Amount in Excess of 5 Percent of the Current Value of Plan Assets


       Column A              Column B       Column C    Column D      Column E
                                                                    Total Dollar
     Identity of            Description     Number of   Number of     Value of
    Party Involved           of Asset       Purchases     Sales      Purchases

*Terra Industries Inc.   Common Stock          250        451        $7,005,347

*Putnam Investments      Putnam Growth and
                           Income Fund         276        395         7,622,156

*Putnam Investments      Putnam Voyager
                           Fund                207        514         5,505,373



   Column F            Column G
 Total Dollar
   Value of            Net Gain
    Sales             or (Loss)

 $ 3,751,873          $1,075,646

   3,658,620             268,785

   7,125,178            (117,446)

*Party-In-Interest


TERRA INDUSTRIES INC.
EMPLOYEES' SAVINGS AND INVESTMENT PLAN

STATEMENT OF NET ASSETS AVAILABLE FOR BENEFITS
DECEMBER 31, 1997
----------------------------------------------------------------------------------------------------------------------


                                      --------------------------------------------------------------------------------
                                       Employer
                                       Directed
                                      --------------------------------------------------------------------------------
                                                       Terra
                                        Terra        Industries
                                      Industries        Inc.
                                         Inc.        Voluntary       Putnam                    Putnam         Putnam
                                        Common        Common        Growth &      Putnam         New           Money
                                         Stock         Stock         Income       Income    Opportunities      Market
ASSETS:                                   Fund          Fund          Fund         Fund         Fund            Fund
 Investments, at fair value:
  Terra Industries Inc. Common
   Stock                              $26,931,358    $5,587,962    $         -  $        -  $         -     $        -
  Putnam Fund for Growth
   and Income                                   -             -     16,143,082           -            -              -
  Putnam Income Fund                            -             -              -   4,163,301            -              -
  Putnam New opportunities
   Fund                                         -             -              -           -   10,044,027              -
  Putnam Money Market Fund                      -             -              -           -            -      6,522,779
  Putnam International Growth
   Fund                                         -             -              -           -            -              -
  Putnam Asset Allocation -
   Balanced Portfolio                           -             -              -           -            -              -
  Putnam Asset Allocation -
   Conservative Portfolio                       -             -              -           -            -              -
  Putnam Voyager Fund                           -             -              -           -            -              -
  Loans to participants                         -             -              -           -            -              -
     Total investments                 26,931,358     5,587,962     16,143,082   4,163,301   10,044,027      6,522,779


 Employer contributions receivable        141,209             -              -           -            -              -
 Participant contributions receivable           -        27,721         20,161      17,641       70,563         15,121
 Receivable - securities sold                   -        62,542              -           -            -              -
     Total assets                      27,072,567     5,678,225     16,163,243   4,180,942   10,114,590      6,537,900

LIABILITIES:
 Payable - securities purchased                 -        18,956              -           -            -              -

Net assets available for benefits     $27,072,567    $5,659,269    $16,163,243  $4,180,942  $10,114,590     $6,537,900

See notes to financial statements.

TERRA INDUSTRIES INC.
EMPLOYEES' SAVINGS AND INVESTMENT PLAN

STATEMENT OF NET ASSETS AVAILABLE FOR BENEFITS
DECEMBER 31, 1996
------------------------------------------------------------------------------------------------------------------------------------

                                         -------------------------------------------------------------------------------------------
                                                   Employer
                                                   Directed
                                         -------------------------------------------------------------------------------------------
                                                                         Terra
                                                     Terra             Industries
                                                  Industries              Inc.
                                                     Inc.              Voluntary       Putnam
                                                    Common               Common       Growth &      Putnam      Putnam
                                                     Stock               Stock         Income       Income      Voyager
ASSETS:                                              Fund                 Fund          Fund         Fund        Fund
 Investments, at fair value:
   Terra Industries Inc. Common Stock             $27,175,208          $5,182,742    $         -  $        -  $         -
   Putnam Fund for Growth and Income                        -                   -     11,200,356           -            -
   Putnam Income Fund                                       -                   -              -   3,852,029            -
   Putnam Voyager Fund                                      -                   -              -           -   24,544,054
   Putnam New Opportunities Fund                            -                   -              -           -            -
   Putnam Asset Allocation - Growth
    Portfolio                                               -                   -              -           -            -
   Putnam Asset Allocation - Balanced
    Portfolio                                               -                   -              -           -            -
   Putnam Asset Allocation - Conservative
    Portfolio                                               -                   -              -           -            -
   Putnam International Growth Fund                         -                   -              -           -            -
   Putnam Money Market Fund                                 -                   -              -           -            -
                                                  -----------          ----------    -----------  ----------  -----------
       Total investments at fair value             27,175,208           5,182,742     11,200,356   3,852,029   24,544,054

 Loans to participants                                      -                   -              -           -            -
                                                  -----------          ----------    -----------  ----------  -----------
       Total investments                           27,175,208           5,182,742     11,200,356   3,852,029   24,544,054


 Employer contributions receivable                    108,026                   -              -           -            -
 Participant contributions receivable                       -              24,148         17,562      15,367       37,320
 Receivable - securities sold                               -             726,795              -           -            -
                                                  -----------          ----------    -----------  ----------  ----------
       Total assets                                27,283,234           5,933,685     11,217,919   3,867,396   24,581,374

LIABILITIES:
 Accrued administrative expenses                            -                 651          1,234         420        2,698
 Payable - securities purchased                       181,766                   -              -           -            -
                                                  -----------          ----------    -----------  ----------  -----------
       Total liabilities                              181,766                 651          1,234         420        2,698
                                                  -----------          ----------    -----------  ----------  -----------

Net assets available for benefits                 $27,101,468          $5,933,034    $11,216,684  $3,866,976  $24,578,676
                                                  ===========          ==========    ===========  ==========  ===========


                                            -----------------------------------------------------------------------------
                                                               Supplemental Information by Fund
                                            -----------------------------------------------------------------------------
                                                                           Participant Directed
                                            -----------------------------------------------------------------------------

                                               Putnam            Putnam            Putnam         Putnam            Putnam
                                                 New               AA                AA             AA           International
                                            Opportunities        Growth           Balanced      Conservative        Growth
ASSETS:                                         Fund              Fund              Fund           Fund              Fund
 Investments, at fair value:
   Terra Industries Inc. Common Stock         $        -       $          -      $        -     $          -      $        -
   Putnam Fund for Growth and Income                   -                  -               -                -               -
   Putnam Income Fund                                  -                  -               -                -               -
   Putnam Voyager Fund                                 -                  -               -                -               -
   Putnam New Opportunities Fund               7,149,056                  -               -                -               -
   Putnam Asset Allocation - Growth
     Portfolio                                         -          1,325,313               -                -               -
   Putnam Asset Allocation - Balanced
     Portfolio                                         -                  -         659,142                -               -
   Putnam Asset Allocation - Conservative              -                  -               -                -               -
     Portfolio                                         -                  -               -          281,753               -
   Putnam International Growth Fund                    -                  -               -                -               -
   Putnam Money Market Fund                            -                  -               -                -               -
                                              ----------         ----------        --------         --------      ----------
       Total investments at fair value         7,149,056          1,325,313         659,142          281,753       1,545,185

 Loans to participants                                 -                  -               -                -               -
                                              ----------         ----------        --------         --------      ----------
       Total investments                       7,149,056          1,325,313         659,142          281,753       1,545,084

 Employer contributions receivable                     -                  -               -                -               -
 Participant contributions receivable             61,468                  -               -                -          50,492
 Receivable - securities sold                          -                  -               -                -               -
                                              ----------         ----------        --------         --------      ----------
       Total assets                            7,210,524          1,325,313         659,142          281,753       1,595,677

LIABILITIES:
 Accrued administrative expenses                     786                149              75               27             170
 Payable - securities purchased                        -                  -               -                -               -
                                              ----------         ----------        --------         --------      ----------
       Total liabilities                             786                149              75               27             170
                                              ----------         ----------        --------         --------      ----------

Net assets available for benefits             $7,209,738         $1,325,164        $659,067         $281,726      $1,595,507
                                              ==========         ==========        ========         ========      ==========

                                               -------------------------------



                                               -------------------------------
                                                    Putnam
                                                    Money
                                                    Market        Participant
ASSETS:                                              Fund            Loans
 Investments, at fair value:
   Terra Industries Inc. Common Stock           $        -         $        -
   Putnam Fund for Growth and Income                     -                  -
   Putnam Income Fund                                    -                  -
   Putnam Voyager Fund
   Putnam New Opportunities Fund                         -                  -
   Putnam Asset Allocation - Growth
     Portfolio                                           -                  -
   Putnam Asset Allocation - Balanced
     Portfolio                                           -                  -
   Putnam Asset Allocation - Conservative
     Portfolio
   Putnam International Growth Fund                      -                  -
   Putnam Money Market Fund                      5,177,084                  -
                                                ----------         ----------
       Total investments at fair value           5,177,084                  -

 Loans to participants                                   -          3,282,504
                                                ----------         ----------
       Total investments                         5,177,084          3,282,504

 Employer contributions receivable                       -                  -
 Participant contributions receivable               13,172                  -
 Receivable - securities sold                            -                  -
                                                ----------         ----------
       Total assets                              5,190,256          3,282,504

LIABILITIES:
 Accrued administrative expenses                       570                  -
 Payable - securities purchased                          -                  -
                                                ----------         ----------
       Total liabilities                               570                  -
                                                ----------         ----------

Net assets available for benefits               $5,189,686         $3,282,504
                                                ==========         ==========

See notes to financial statements.
                                      22